Writer’s Direct Dial: 414.277.5409
E-Mail: chad.wiener@quarles.com

February 27, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, DC 20549

RE:	Delta Oil and Gas, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 31, 2011 File No. 0-52001

Dear Mr. Dougherty:

We write on behalf of Delta Oil and Gas, Inc. (the "Company") in response to the comments received from the Commission in a letter dated December 20, 2011 regarding the Company's Form 10-K filed March 31,  2011.  On behalf of the Company, we are providing the Commission this response letter.

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-K

Risk Factors, page 13

General

1.    To the extent hydraulic fracturing is a material part of your and/or your operating partners’ activities on the wells in which you own a working interest, please revise your risk factors section to disclose the material risks resulting from such activities, including any financial, operational and regulatory risks.

February 27, 2012

In response to this comment, the Company discloses on a supplemental basis that hydraulic fracturing activities and procedures are not used by either the Company or its operating partners’ activities on any of the wells in which the Company owns a working interest.

Properties, page 21

2.     Based on disclosure in various parts of your filing, we understand that you will require significant additional capital to fund the development of your proved undeveloped reserves. We also understand that there is uncertainty as to whether you will be able to obtain the required additional capital. In view of these factors, explain your basis for concluding that your proved undeveloped reserves meet the reasonable certainty standard as of December 31, 2010. See Rule 4-10(a)(22) and (24) of Regulation S-X.

In response to this comment, the Company discloses on a supplemental basis that in various parts of the Form 10-K its disclosure reflects that additional capital is required to expand its acquisition, exploration and production of natural oil & gas properties through the acquisition and drilling of new prospects.  For example, please see the last risk factor on page 13 of the Company’s Form 10-K.  To clarify, the Company does not anticipate that it require significant additional capital to fund the development of its proved undeveloped reserves, as the Company believes that such funding can be provided from its ongoing operations or depleting its existing resources.  The Company’s disclosure reflects that a significant amount of additional capital will be required to acquire working interests in new wells or expand its operations by increasing its property interests.

3.     You do not appear to have provided all disclosure required by Subpart 1200 of Regulation S-K applicable to a company engaged in oil and gas producing activities as defined in Rule 4-10(a)(16) of Regulation S-X. For example, you do not appear to provide disclosure responsive to Items 1202(a)(6) and 1203(b)-(c). We also note that you in part provide disclosure consistent with Item 1204; however, you do not – in addition to by country – also make disclosure by any field that contains 15% or more of your total proved reserves. You also in part provide disclosure responsive to Item 1208(b); however, you do not disclose the minimum remaining terms of any leases or concessions, if material. Please revise.

In response to this comment, the Company discloses on a supplemental basis that it did not provide disclosure responsive to Item 1208(b) of Regulation S-K disclosing the minimum remaining terms of any leases or concessions because such disclosure is not material to the Company's oil and gas producing activities due to all such leases being held for production.

February 27, 2012

The Company proposes to respond to this comment set forth above by filing an amendment to the Form 10-K for the fiscal year ended December 31, 2010 including the following information as required by Subpart 1200 of Regulation S-K:

●     The Company proposes to add the following information as required by Item 1204(a)(6) of Regulation S-K:

“The technologies used to establish the appropriate level of certainty for reserve estimates from properties included in the total reserves disclosed above consisted of seismic and geologic interpretations.”

●     The Company proposes to add the following information as required by Item 1204(a) of Regulation S-K:

“The table below sets forth summary information regarding production by final product for each field that contains 15% or more of our total proved reserves expressed on an oil-equivalent-barrels basis for the years ended December 31, 2010, 2009 and 2008.

Production Data	Year Ended December 31
	2010		2009		2008
	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)
Production -
Garvin & Murray County, Oklahoma, USA	5,981	11,085	1,656	12,003	3,815	-
Newton County, Texas, USA (Texas Prospect)	1,475	-	-	-	-	14,929
Saskatchewan, Canada (Wordsworth) 1	1,853	-	3,898	-	1,261	-
Palmetto Point, Mississippi (Palmetto) 2	-	-	221	276	1,301	13,630
Colusa County, California, USA (Lonestar Prospect)	-	25,572	-	-	-	-

1	We disposed of our interests in the Wordsworth prospect during 2010.
2	Effective February 1, 2009, we disposed of all of our interests in the Palmetto Point Prospect 12 Wells Phase - I project and 50 Wells Phase - II project.”

February 27, 2012

•	The Company proposes to add the following information as required by Item 1203(b) of Regulation S-K:

“The conversion of proved undeveloped reserves into proved developed reserves during the year ended December 31, 2010 did not materially contribute to the significant increase in proved developed reserves from December 31, 2009 to December 31, 2010.  The significant increase in proved developed reserves from December 31, 2009 to December 31, 2010 was attributable to an increase in reserves resulting from our newly acquired properties.”

•	The Company proposes to add the following information as required by Item 1203(c) of Regulation S-K:

“During the year ended December 31, 2010, we expended $258,345 to convert proved undeveloped reserves to proved developed reserves.”

Internal Controls Over Preparation of Proved Reserve Estimates, page 24

4.    We note your disclosure that Harpers & Associates, Inc., Mark E. Andersen and AJM  Petroleum Consultants prepared your reserves estimates. As part of this process, you disclose that management provides to these third party reserve engineers certain information, which is also reviewed by other members of management to ensure accuracy and completeness. As required by Item 1202(a)(7) of Regulation S-K, please disclose the qualifications of the technical person or persons at your company who are primarily responsible for overseeing the preparation of such materials and the work of the third party reserves engineers.

February 27, 2012

In response to this comment, the Company proposes to file an amendment to the Form 10-K for the fiscal year ended December 31, 2010 including the following information as required by Item 1202(a)(7) of Regulation S-K:

“Our Chief Executive Officer, Christopher Paton-Gay, is the person primarily responsible for overseeing the preparation of reserves audits conducted by independent third-party engineers.  Mr. Paton-Gay has over 30 years of industry experience, which includes having founded and been chairman and president of two private oil and gas companies.  In these capacities, Mr. Paton-Gay has a very high degree of working knowledge and understanding of geologic formations, drilling and completion parameters, and all facets of production.  Given his extensive hands on familiarity with the properties he has previously operated and those current properties we hold,  we  consider Mr. Paton-Gay to be a qualified person in overseeing the preparation of our internal reserve estimates and for coordinating any reserves audits conducted by a third-party engineering firm. Mr. Paton-Gay  was also one of the founding Directors of the Explorers and Producers Association of Canada and is a graduate of the ICD - Institute of Corporate Directors Canada.”

Exhibits 99.1, 99.2, and 99.3

5.     Please obtain and file revised third party reports that include all items listed under Item 1202(a)(8) of Regulation S-K. For example, ensure that each report:

●	discloses the date on which the substantive work on the report was completed;
●	discloses the proportion of the registrant’s total reserves covered by the report;
●	ncludes the statement required by Item 1202(a)(8)(iv) that all assumptions, data, methods, and procedures used are “appropriate” for the purpose served by the report;
●	discloses the possible effects of regulation on the ability of the registrant to recover the estimated reserves;
●	includes the statement required by Item 1202(a)(8)(viii) that the third party “used all methods and procedures as it considered necessary under the circumstances to prepare the report”; and
●	discloses both the 12 month average benchmark product prices and the average adjusted prices used to determine reserves.

In response to this comment, the Company notes that procurement of revised third party reports will result in significant delay and added cost to the Company.  The Company affirmatively undertakes to file third party reports in the Form 10-K for the fiscal year ended December 31, 2011 that includes all of the items listed under Item 1202(a)(8) of Regulation S-K and respectfully requests that the Commission permit it to address this comment on a prospective basis in the Company’s Form 10-K for the fiscal year ended December 31, 2011.

February 27, 2012

Exhibit 99.3

6.    The second paragraph states in part that the report “has been prepared for the exclusive use of Delta Oil & Gas, Inc. for corporate reporting purposes and no part thereof shall be reproduced, distributed or made available to any other person, company, regulatory body or organization pursuant to Part 5 Section 5.7 of NI 51-101.” As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to this comment, the Company notes that procurement of a revised third party report will result in significant delay and added cost to the Company.  The Company affirmatively undertakes to file third party reports in the Form 10-K for the fiscal year ended December 31, 2011 that retains no language that could suggest either a limited audience or a limit on potential investor reliance and respectfully requests that the Commission permit it to address this comment on a prospective basis in the Company’s Form 10-K for the fiscal year ended December 31, 2011.

If you have any questions regarding this comment letter, please feel free to contact me at 414-277-5409.  Thank you.

Sincerely,

QUARLES & BRADY LLP

/s/ Chad J. Wiener
      Chad J. Wiener